LETTER TO STOCKHOLDERS

A LETTER TO EMPERY STOCKHOLDERS

ATG CAPITAL

VOTE GOLD TO ELECT ATG'S FOUR NOMINEES.

September 28, 2026

Dear Fellow Empery Stockholder:

Empery Digital Inc.'s ("Empery" or the "Company") board of directors (the "Board") has responded to poor returns with another strategic pivot, to a call for change with an effort to keep competing nominees off the ballot, and to criticism with a campaign of distortions and personal attacks. Stockholders should not reward that record with another term for every incumbent.

We urge you to elect ATG Capital Opportunities Fund LP's ("ATG Capital" or "we") four nominees at the upcoming October 14 annual meeting of stockholders (the "Annual Meeting") by voting the enclosed **GOLD** card. If you have already voted on the Company's white card, a later-dated vote is all that counts.

ISS SUPPORTS BOARD CHANGE AT EMPERY

A leading independent proxy advisory firm, Institutional Shareholder Services ("ISS"), has now concluded that ATG Capital has made a case for change. ISS recommends that stockholders vote on ATG Capital's **GOLD** universal proxy card **FOR** Gabriel D. Gliksberg and Aaron T. Morris, **WITHHOLD** support from Ian Read and Orn Olason, and vote **AGAINST** approval of the Company's equity incentive plan.[1]

In explaining its recommendation, ISS, a leading independent proxy advisory firm, stated:

> "The board's rejection of the dissident nominations appears to be an **unjustified substitution of the board's judgment for that of shareholders.** In addition, the board's functioning, details of which have come to light in trial, has been less than robust. Against this backdrop, **the dissident has made a case for change**."

We welcome ISS's support for Messrs. Gliksberg and Morris. ATG Capital urges stockholders to elect all four of our nominees: James C. Elbaor, Gabriel D. Gliksberg, Meredith S. Kirshenbaum and Aaron T. Morris at the Annual Meeting. Together with the five Company nominees we do not oppose, they would bring meaningful change to Empery without giving ATG Capital control of the Board.

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[1] ISS report dated September 24, 2026. All ISS quotations and recommendations in this letter refer to that report. Permission to quote ISS was neither sought nor received.

PERFORMANCE & ACCOUNTABILITY

The Board's low-road campaign cannot erase its record

This election is not about whether Empery can assemble a list of false accusations against ATG Capital. It is about whether the directors responsible for its performance and governance have earned your trust and confidence to remain in those positions. Their campaign seeks to reverse those roles: the stockholder demanding accountability is put on trial, while the directors asking for reelection avoid answering for their own decisions.

Instead of taking responsibility for the Company's poor performance and the Delaware Chancery Court's finding that it breached its fiduciary duties, the Board has focused its energy on entrenching itself and trying to stoke fear in its stockholders with ever-shifting false accusations about ATG Capital.

ISS's findings cut through these diversions. Its concern is not merely that stockholders and directors disagree over strategy, it is that the Board tried to decide who stockholders could vote for by depriving stockholders of any alternative, and that the Board's own functioning has been deficient. A Board that tried to prevent a contested election should not win it by changing the subject. Its low-road campaign is another example of why stockholders should not trust this Board and another reason for them to demand change.

From electric vehicles to bitcoin to data centers: stockholders bear the losses while the Board's strategy keeps changing

Empery has moved from electric vehicles to a bitcoin treasury and now into AI data-center investments, all in a little over a year. Each new direction asks stockholders to place fresh confidence in the directors overseeing it. What has been missing is a convincing explanation of why those directors continue to deserve that confidence after their latest strategy failed to deliver.

ISS put the problem plainly: "[M]uch shareholder value was destroyed in the company's foray into the DAT market," and it questioned how long shareholders' patience would continue if the next pivot failed, noting that the Company's strategy has "changed twice in less than a year."

> The Company's own presentation shows a 71% share-price decline from August 7, 2025 through September 15, 2026, compared with a 35% decline in bitcoin.[2] Its defense is that underperformance is "not unique."[3] Other companies' losses do not excuse Empery's. Even over the period the Board selected, stockholders suffered a decline roughly twice that of bitcoin.

Nor have the buybacks resolved the valuation problem. After reporting the repurchase of 26.2 million shares, which the Company claims was the "sector's largest buyback," Empery acknowledged that the NAV discount persisted.[4] Its September 15 figures show a $2.88 share price against $4.72 of NAV per share, a discount of approximately 39%.[5] The Board cannot ask stockholders to judge its next strategy on its optimistic projections while dismissing the actual results of its last one.

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[2] Empery investor presentation, p. 36. Share-price performance, August 7, 2025–September 15, 2026: EMPD −71%; bitcoin −35%.

[3] Id.

[4] Empery investor presentation, pp. 3, 8–9 and 35, 26.2 million shares repurchased and persistent NAV discount.

[5] Empery investor presentation, p. 6, September 15, 2026 figures. NAV discount: 1 − ($2.88 ÷ $4.72) = 39.0%.

THE COURT'S FINDINGS

The Court found a breach of fiduciary duty to its stockholders

> On August 28, the Delaware Court of Chancery held that the Board's rejection of ATG Capital's nomination notice "was inequitable and constituted a breach of the directors' fiduciary duties."[6] The Court found that the asserted contractual violations "did not exist" and that excluding our nominees "assured the incumbents an uncontested election."[7]

The Board's own words explain the stakes and its motivations. The opinion cites Mr. Lane describing the poison pill as "necessary in order for the board to remain in its position."[8] Mr. Read testified that the nomination dispute was "not so much about the bylaws as about the suitability" of the stockholder challenging them.[9] The Court's answer was clear: directors could argue their case to stockholders, but they could not use an erroneous interpretation of the bylaws to take that choice away.

The directors have appealed, continuing to spend stockholders' money seemingly to protect their own reputations, with argument scheduled for October 7. But an appeal is not a vindication, and the Board's campaign cannot turn a finding that it breached its duties into evidence that it protected stockholders. ISS reached its own conclusion: the invalidation and the Board's "'kitchen sink' approach… evidence[d] a board that is willing to unjustifiably substitute its judgment for that of its shareholders."

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[6] ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) (Memorandum Opinion) ("Mem. Op.").

[7] Id.

[8] ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) (JX 203 at EMPD-00051371); Mem. Op. 13.

[9] ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) (Read Tr. 727); Mem. Op. 38.

SETTING THE RECORD STRAIGHT

Setting the Record Straight: The Board Cannot Defend Its Record by Rewriting Ours

The Board wants stockholders to believe this contest was forced upon it by an investor who refused dialogue, rejected a Board seat and is interested only in recovering expenses. That account diverts attention from the decisions these directors made. More importantly, it does not withstand comparison with the Company's own disclosures.

ATG sought Board change. The Board rejected it. That is not a refusal to engage.

Empery accuses ATG of refusing engagement "at every turn."[10] Yet its own proxy records that it was our counsel who requested a call on February 5, discussed material Board change on February 6, and was told on February 12 that the "Board did not believe changes to the Board's composition were warranted."[11]

That chronology establishes a distinction the Board would prefer stockholders overlook: **we did not refuse to engage; we refused to accept that no Board change was needed.** Directors are entitled to disagree with a stockholder's proposal. They are not entitled to recast that disagreement as the stockholder's unwillingness to talk.

An invitation to discuss buybacks is not an offer of a Board seat.

ATG Capital **was not** offered Board representation before litigation. The February invitation was to provide feedback on share repurchases, not to join the Board.

ISS identified a separate problem with the Company's account: the Board told ISS that an original seat offer was made in April, yet that purported offer was omitted from the proxy's Background of the Solicitation. If the Board wants stockholders to credit its willingness to compromise, it should be able to provide a complete and consistent account of what it offered and when. An invitation to comment on capital allocation cannot be repackaged as an opportunity to help oversee it.

The record is clear from both the Company and our proxy statements: after the Company broke off discussions on February 12, ATG Capital did not hear from the Company again until the March 26 rejection of our nomination notice. Even then, ATG Capital responded to the Company on March 29 disputing the rejection and requesting that the Company rescind the rejection in an effort to avoid litigation. The Company never responded, and we were forced to initiate litigation to protect the stockholder franchise.

[10] Empery investor presentation, p. 5.

[11] Empery Definitive Proxy Statement dated September 3, 2026.

THE COST OF THE BOARD'S RESPONSE

The vote elects directors. It does not approve a payment to ATG Capital.

ATG Capital is bearing its solicitation expenses, and electing our four nominees would neither authorize reimbursement nor give ATG Capital control of a nine-member Board to push through such a reimbursement.

> Meanwhile, Empery estimates that it will have $22.5 million in incremental solicitation costs from defending actions that the Delaware Chancery Court found to be a breach of its fiduciary duties – over one-fourth of its market capitalization.[12] Of these massive expenses, approximately $20.5 million of which had already been incurred as of its proxy disclosure.[13]

The Board's focus on ATG Capital's expenses invites stockholders to scrutinize the cost of challenging these directors while overlooking the cost of their response to stockholders. **The question on your ballot is not whether ATG Capital should be reimbursed. It is whether these directors should be reelected.** Their performance, their governance and the credibility of their explanations should determine your answer.

The Company's low-road campaign is not separate from its governance problem. It reveals how these directors respond when stockholders challenge their judgment: disagreement becomes "refusal," an invitation becomes a claimed concession, and an election about their record becomes an attack on the stockholder demanding change. Stockholders should reject that approach and vote **FOR** ATG Capital's four nominees.

[12] $22.5 million against roughly $83.6 million market capitalization based on the $2.97 closing price on September 14, 2026.

[13] Id.

CAPITAL ALLOCATION & OVERSIGHT

The Board's explanations for its capital allocation decisions do not add up.

ISS highlighted that the Company's March 23 announcement of an offering (the "Offering") to reduce debt occurred just one week after it had said it had "adequate cash to execute share repurchases and maintain appropriate leverage ratios" and execute potential debt repayment.[14] ISS's assessment was unequivocal: "The contradictions among these component statements are evident."

This is not an argument over wording. Stockholders deciding whether to entrust these directors with another strategy need to understand why the Company raises capital, why it repurchases shares and how those decisions fit together. Contradictory explanations prevent stockholders from evaluating the discipline the Board claims to exercise.

If the Offering was not needed to reduce Company debt, why was it undertaken? ATG Capital believes the Board undertook the Offering to further entrench and insulate itself from being held accountable to stockholders by placing additional shares in presumably "friendly" hands.

> AI-generated transcripts of Board meetings, produced in the litigation, show that at a March 16 Board meeting – one week prior to the announcement of the Offering – Mr. Lane suggested that a potential strategic acquirer purchase "20% of our shares in the market" at a discount, calling it "very powerful in this situation because we can have someone that has substantial ownership when those guys [i.e. ATG Capital and Tice Brown] are stuck down at 12 and a half [percent under the poison pill]. So [the potential buyer] plus my hedge fund would be a substantial vote and could [] beat them up."[15]

ATG Capital has challenged the validity of the Offering and contends that entry into the Offering constituted a further breach of the directors' fiduciary duties. This claim was not expedited and is still pending before the Delaware Court of Chancery. ATG Capital has requested that, to the extent the Delaware Court of Chancery determines that the Offering constituted a breach of fiduciary duty, the Court "sterilize" or offset the effect of the Offering by enjoining an equivalent number of shares controlled by the defendant directors or Empery Asset Management, LP from being counted in the Annual Meeting results.

[14] Empery Press Release dated March 16, 2026.

[15] ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) (Mar. 16, 2026 Board Transcripts (JX 416)).

FOUR INDEPENDENT VOICES

Another strategic pivot demands more scrutiny, not another free pass

Empery's pivot into data-center investments will require disciplined capital allocation, careful scrutiny of counterparties and meaningful oversight of execution. ISS identified exactly why the Board's deficiencies matter now:

> "In addition, the infirm functioning of the company's board and committees present legitimate reasons for shareholders to be concerned, at the very moment when the company is transitioning again to a new business model, and strong board and committee oversight is necessary."

The Board's claim that ATG Capital has "no plan" avoids that issue. The Company's plan has been decided. We believe stockholders need competent independent voices in the boardroom to now oversee its next strategy. Our priorities are concrete: reduce expenses, improve transparency, address the NAV discount, and rigorously compare new investments with debt repayment, repurchases, a tender offer or returning capital. Those alternatives should be tested on their merits, not rejected because this Board chose yet another new strategy prior to the current board ever facing an election after the adoption of the DAT strategy.

Our nominees would bring skill sets that will be beneficial to the Company as it transitions to its newest phase.
Specifically, Mr. Elbaor's investment, finance and public-board experience;
Mr. Gliksberg's investment and board leadership;
Ms. Kirshenbaum's legal and governance expertise; and
Mr. Morris's stockholder-rights and board experience would add the capacity and willingness to ask the hard questions of management needed in the Company's transition.

> They would be four voices on a nine-member Board, not a controlling bloc. Their role would be to challenge assumptions and press for decisions that serve all stockholders.

YOUR VOTE CAN DELIVER CHANGE

Do not give these directors another term to explain away the last one

We believe the case for replacing Ryan Lane, Rohan Chauhan, Ian Read and Orn Olason is clear and compelling. Poor returns are not cured by a new presentation. A breach of fiduciary duty is not answered by attacking the stockholder who challenged it. And a campaign of distortions should not be rewarded with a vote of confidence.

ISS supports change. The Court restored your ability to choose. Now stockholders must use that choice to put meaningful oversight in the boardroom. Vote **FOR** all four ATG nominees at the Annual Meeting.

Sincerely,
ATG Capital

> VOTE **FOR**
> James C. Elbaor,
> Gabriel D. Gliksberg,
> Meredith S. Kirshenbaum
> and Aaron T. Morris.
>
> Also vote **FOR** John Kim, Matthew Homer, Jonathan Foster, Adrian Solgaard and E. Taylor Robertson.
>
> **WITHHOLD** from Ryan Lane, Rohan Chauhan, Ian Read and Orn Olason;
>
> vote **AGAINST** Proposal 2, the equity incentive plan,
>
> and **FOR** Proposal 3, auditor ratification.

Vote FOR no more than nine director nominees. If you already voted, you can change your vote by submitting a later-dated valid GOLD proxy.

> For assistance, contact Saratoga Proxy Consulting LLC:
> (212) 257-1311 / (888) 368-0379 or
> info@saratogaproxy.com.

PRESENTATION

Setting the Record Straight

ATG Cuts Through the Company's Misdirection

ATG Capital Management LP · Beneficial owner of 4,500,000 shares (~16.0%)

2026 Annual Meeting of Stockholders · October 14, 2026 · Record date: September 2, 2026

SEEKING MEANINGFUL BOARD REFRESHMENT OF 4 OF 9 DIRECTORS

September 2026

Disclaimer

The materials contained herein (the “Materials”) represent the opinions of ATG Capital Opportunities Fund LP (“ATG Fund”) and the other participants named in their proxy solicitation (collectively, “ATG” or “we”) and are based on publicly available information with respect to Empery Digital Inc. (“Empery Digital,” “EMPD” or the “Company”). ATG recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with ATG’s conclusions. ATG reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. ATG disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by ATG herein are based on assumptions that ATG believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of ATG currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of ATG from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that ATG discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and ATG expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ATG. Although ATG believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ATG will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, ATG has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Executive Summary

ATG CAPITAL MANAGEMENT LP

Empery Digital's September 17, 2026 investor presentation (the "Company Presentation") confirms that the Board refuses to accept responsibility for its significant misconduct

SECTION ONE — WHAT THE COMPANY PRESENTATION DOES NOT ADDRESS

1 The Board breached its fiduciary duties

On August 28, 2026, the Delaware Court of Chancery (the "Court") held that the Company's board of directors' (the "Board") rejection of ATG Fund's nomination notice (the "Nomination Notice") "constituted a breach of the directors' fiduciary duties" — and was inequitable.

2 The Board's own words show why it acted

Board meeting transcripts produced in the litigation expressly state that the rejection was about keeping the incumbents in place and making ATG "go away" and "be gone" — not about enforcing its bylaws.

3 Severe value destruction under this Board

Shares priced at $10.00 in the July 2025 private placement closed at $2.97 on September 14, 2026 — a decline of ~70%.

SECTION TWO — WHY THE COMPANY'S CLAIMS DO NOT HOLD UP

4 No settlement offer was ever made; ATG Initiated Engagement

Neither party's definitive proxy statement discloses a settlement offer – because there was none. ATG initiated engagement in February 2026 before submitting the Nomination Notice; the Board responded that no change to its composition was warranted and broke off discussions.

5 The plan is set — the question is who will execute it

The Board has already committed the Company to AI data center investments. ATG believes stockholders should decide who they trust to oversee that plan: independent directors, or directors the Court found breached their fiduciary duties.

6 A proportionate remedy

Four independent directors out of nine, five Company nominees unopposed, and no change of control.

7 ATG bears its own costs

Reserving the right to seek reimbursement is standard. Even if all four ATG nominees are elected, they would be a minority of the Board and cannot guarantee reimbursement.

The question before stockholders: Can EMPD stockholders afford the status quo? The Company Presentation fails to take accountability for the share price plummeting, the persistent NAV discount, or the Court's finding of a breach of fiduciary duty. ATG asks for four of nine seats – a targeted remedy that puts much needed independent voices in the boardroom.

Sources: ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") | AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al. | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Closing prices per Yahoo Finance.

What the Company Does Not Contest

ATG
CAPITAL MANAGEMENT LP

Read the Company Presentation for what it argues — and then for what it leaves alone.

What the Company argues – and what the truth is

- That ATG's conduct and credibility disqualify its nominees – ***a distraction from the Board's poor track record***
- That the Board had good reason to reject the Nomination Notice – ***a DE court has held the "violations asserted in the Rejection Letter did not exist."***
- That the share price decline is a sector problem shared by digital asset treasury peers – ***ATG believes that EMPD remains an outlier in underperformance and on top of that, EMPD continues to be plagued by a persistent NAV discount***
- That the Board has a plan and ATG does not ***– Plan has been set, the question is who stockholders trust for execution and oversight***
- That ATG's real priority is reimbursement of its expenses – ***this is nonsensical; any reimbursement is subject to approval of the full Board and not guaranteed with a minority slate***

What the Company does not contest

- That the Court held the Board's rejection of the Nomination Notice was a breach of the directors' fiduciary duties. The Company Presentation itself concedes the Board "lacked contractual grounds to reject the notice" (slide 16)
- That shares priced at $10.00 in the July 2025 private placement closed at $2.97 on September 14, 2026 – an over ~70% decline
- That the discount to net asset value ("NAV") "persisted" (Company Presentation, slide 3)
- That the Company recorded a $128.4M net loss in the first half of 2026 on $305,721 of revenue

The point:

In ATG's view, a vote for change only requires the facts the Company itself does not dispute.

Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Closing prices per Yahoo Finance.

Empery's False Claims – Setting the Record Straight

ATG CAPITAL MANAGEMENT LP

Eight claims from the Company Presentation, and ATG's response.

	COMPANY'S FALSE CLAIMS*	ATG'S FACTS
1	**The Board offered ATG a settlement, and ATG refused to engage.**	No offer of Board representation was made before litigation. ATG initiated potential settlement discussions prior to the submission of the Nomination Notice; the Board told ATG to pound sand – said no change to its composition was warranted and ended these discussions.
2	**The Board had good reason to reject ATG's nomination.**	The Court held the rejection was a breach of the directors' fiduciary duties – the Board's own transcripts show it acted to entrench itself.
3	**ATG was sanctioned over disappearing messages.**	A fee award on a discovery motion about communications that took place well before the litigation, and that changed no holding. Two of the Company's own directors also used auto-deleting Telegram and did not disclose it under oath until May 6.
4	**ATG has no plan.**	The Board delayed the annual meeting so that it could lock in the plan before stockholders had an opportunity to vote on directors. The question now is who stockholders trust to oversee it.
5	**ATG's priority is ~$9.15 million of its own fees.**	ATG bears its own costs. Any reimbursement will require the approval of the full Board, which a 4 of 9 minority slate cannot control.
6	**EMPD is mid-pack among its peers.**	A peer group of decliners is not a defense. By the Company's own chart, EMPD fell roughly twice as far as bitcoin. ATG believes EMPD cherry-picked its peer set to make it look middle of the road.
7	**Insiders own 21.2% and are aligned.**	Mr. Lane and his hedge fund have interests — and potential conflicts — that no other EMPD stockholder shares, which we believe renders them incapable of being aligned with EMPD stockholders at large.
8	**EMPD would lose integral expertise.**	The continuity and sector expertise the Company cites remain with the five unopposed incumbents.

*Company claims are paraphrased based upon the Company Presentation (slides 3, 4, 5, 14, 16, 18, 22, 27, 30 and 36) and Empery Digital press release filed as DEFA14A on Sept. 8, 2026. Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") | ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm.

No Settlement Offer Was Ever Made

ATG CAPITAL MANAGEMENT LP

Neither party's definitive proxy statement discloses an offer of Board representation. Why would the Company delay disclosing this "fact"? Because it never happened.

COMPANY'S FALSE CLAIM 1*

"From the outset of the dispute with ATG, the Company sought to avoid litigation by offering one ATG nominee a seat on the Company's Board. ATG refused that offer…"
Company press release, September 8, 2026

"The Board's settlement offer, made before litigation, after litigation and reiterated on Sept. 8, makes clear that this Board is open to shareholder feedback…"
Company Presentation, slide 5

"The offer of a seat for Mr. Morris remains open."
Company Presentation, slide 14

WHAT THE RECORD SHOWS

- **No offer was described in the Company's own disclosure.** An offer of a Board seat before litigation would have been material to the Company's definitive proxy statement. It is not there.
- **ATG initiated the February 2026 discussions** and Mr. Lane ended them – without informing the Board – on February 12, 2026, when "counsel to the Company conveyed that the Board did not believe changes to the Board's composition were warranted."
- **No seat was offered.** The only invitation extended was for ATG to provide feedback on the Company's share repurchase program.
- **Then silence.** ATG Fund delivered its Nomination Notice on February 26. The Company's next communication was its rejection letter on March 26 — at Mr. Lane's direction, which was intended, based on Mr. Lane's own words, to make ATG "go away."
- **ATG sought to avoid litigation after the rejection letter.** On March 29, ATG responded to the Company's rejection letter disputing its finding and requesting that the Company withdraw its rejection, in an effort to avoid litigation. The Company never responded.
- **After the ruling.** Since August 28, the parties have held informal discussions about a potential global settlement, designated under D.R.E. 408. The Company has not made any unconditional settlement offer or proposal approved by the Board.

Why it matters to this vote

The "offer" the Company is campaigning on does not appear anywhere in its own disclosure record – what does appear is the Board's intent to force ATG to litigate in order to preserve stockholder franchise. Despite the lack of goodwill shown by the Board, ATG remains ready to engage constructively toward a resolution for the benefit of all stockholders.

Sources: Empery Digital press release filed as DEFA14A on Sept. 8, 2026 | Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | ATG Capital press release dated Sept. 17, 2026 | AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al. (JX 416 at EMPD-00051403).

ATG Engaged. The Board Declined.

ATG CAPITAL MANAGEMENT LP

The Company says ATG "refused to engage with the Company at every turn." Both parties' proxy statements show otherwise.

COMPANY'S FALSE CLAIM 1 (CONT'D)*

"ATG refused to engage in any dialogue with the Company despite becoming its largest shareholder."
Company Presentation, slide 14

"ATG refused to engage with the Company at every turn."
Company Presentation, slide 5

"The Board's invitation to a constructive conversation went unanswered. The Company's requests for a meeting were declined."
Company Presentation, slide 5

ATG "declined every invitation to talk."
Company Presentation, slide 16

THE ENGAGEMENT RECORD — FROM BOTH PARTIES' DEFINITIVE PROXY STATEMENTS

Feb 3	Company announces a stockholder rights plan (the "Poison Pill") with a 12.5% trigger — before any substantive conversation with ATG
Feb 5	Counsel to ATG contacts counsel to the Company requesting a call — as the Company's own proxy statement confirms
Feb 6	Call held; ATG's counsel conveys ATG's view that material change to the composition of the Board is needed given the Company's poor stock performance
Feb 12	Company's counsel conveys that the Board does not believe change to its composition is warranted; invites feedback on the share repurchase program
Feb 26	ATG Fund delivers its Nomination Notice
Mar 26	The Company's next communication: the rejection letter — later held by the Court to be a breach of the directors' fiduciary duties
Mar 29	ATG Fund responds to rejection letter in effort to avoid litigation. Company never responds.

Why it matters to this vote

Told that the Board saw no case for change, and with the nomination deadline approaching, ATG had one remaining avenue. It used it, and the Board answered with a rejection the Court held to be a breach of the Board's fiduciary duties.

*Company claims are quoted from the Company Presentation (slides 5, 14 and 16). All dates 2026. Sources: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.").

The Board Had No Legal Basis to Act

ATG CAPITAL MANAGEMENT LP

The Company says the Court's findings "show why the Board acted." However, the Court held that these actions breached the Board's fiduciary duties.

COMPANY'S FALSE CLAIM 2*

"The Board believed the nomination notice was deficient and was entitled to act on that belief. It did so unanimously, on the recommendation of its independent Nominating Committee, with the advice of three law firms."

Company Presentation, slide 16

"We believe any rational board focused on the best interests of all shareholders would have acted to protect them from an undisclosed, hedged bid for control."

Company Presentation, slide 16

WHAT THE COURT HELD

- **No duty to disclose the bitcoin hedge.** "[T]he Bylaws did not require the disclosure of commodity hedges." The Board never asked ATG about it, and ATG disclosed the position in its May 5, 2026 interrogatory responses — nearly three months before fact discovery closed. (Mem. Op. 37 n.172, 39)
- **Tice Brown was not a participant.** "The record contains no evidence whatsoever that Brown participated in ATG's proxy contest." (Mem. Op. 28) ATG and Mr. Brown submitted competing nominations (Mem. Op. 13–14), which in ATG's view would only have split the vote and is clearly not "group activity."
- **No disclosure was required.** The nomination bylaws "lack[] any provision requiring a nominating stockholder to disclose" agreements, arrangements or understandings. Even assuming the lost messages proved ATG and Brown formed a group, the Court's "conclusion would remain the same." (Mem. Op. 22; 34 n.159)
- **Suspicion is not a license.** "Directors' fiduciary duties do not empower them to interfere with a contest for control merely because they believe that the insurgent's business plan is unwise or destructive." (Mem. Op. 42) "[The Board] was not entitled to use an erroneous interpretation of its Bylaws to prevent stockholders from making that choice themselves." (Mem. Op. 45)
- **A breach of fiduciary duty.** The rejection "assured the incumbents an uncontested election" and "was inequitable and constituted a breach of the directors' fiduciary duties." (Mem. Op. 44–45)

"Not so much about the bylaws"

Ian Read, Chair of the Nominating Committee the Company stated: "[I]t was not so much about the bylaws as about the suitability of having a long-term shareholder who is actively betting against the value of bitcoin." (Read Tr. 727, cited at Mem. Op. 38 n.175). The court held that the Board's conduct "reflects a misunderstanding of not only basic contract law, but also the purpose advance notice bylaws serve under Delaware Law." (Mem. Op. 38),. The goal in rejection was entrenchment and ensuring an uncontested election – not enforcement of its bylaws – as the Court noted, the rejection "assured the incumbents an uncontested election." (Mem. Op. 44)

Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op."). Page references are to the Court's memorandum opinion | ATG Capital's Responses to Defendants' First Set of Interrogatories (May 5, 2026).

What the Board's Own Transcripts Show

ATG CAPITAL MANAGEMENT LP

AI-generated transcripts of Board meetings, produced in the litigation, record Mr. Lane's real-time explanation of the rejection – to force ATG to litigate, which he did not believe ATG would see through.

"…necessary in order for the board to remain in its position…"

Mr. Lane, on the Poison Pill — Feb. 2, 2026 Board meeting

JX 203 at EMPD-00051371; Mem. Op. 13

"Reject their nominations in … a letter, and … see where it goes. … Think we would be successful in the Woodmont Tice case, and the ATG would … be a coin toss …"

Mr. Lane — March 16, 2026 Board meeting

JX 416 at EMPD-00051403

"I think that there is probably a 40% chance that they accept us rejecting them … that's much less expensive. Then they're just gone. Right? Then we can stop this PR spend, this legal spend…"

Mr. Lane — March 16, 2026 Board meeting

JX 416 at EMPD-00051404

"If they fight … we can also just roll over on that. If they do choose to bring a lawsuit, we could just say, fine. We'll let your nominations proceed."

Mr. Lane — March 16, 2026 Board meeting

JX 416 at EMPD-00051404

"So we kinda <u>threw the kitchen sink in</u> there and … I think no single one is detrimental…"

Mr. Lane, on the rejection letter — March 26, 2026 Board meeting

JX 495 at EMPD-00051415; Mem. Op. 40 n.185 (emphasis added)

"I think the objective with that narrative is if that is true, which we suspect it's true, but we don't know it to be true…"

Mr. Lane, on the alleged ATG–Brown group — March 26, 2026 Board meeting

JX 495 at EMPD-00051415; Mem. Op. 20

The objective, in Mr. Lane's own words

"So the objective here is to reject them and see what they do. If they fight back, then they fight back … Don't think there's that much economics here for them. So <u>how much money are they gonna spend to go through this battle</u>?"

Mr. Lane — March 26, 2026 Board meeting (JX 495 at EMPD-00051416; Mem. Op. 41 n.185) (emphasis added).

The Board did not believe its own stated grounds; it rejected the Nomination Notice to make ATG bear the cost of suing to protect stockholder franchise.

The transcripts label speakers only as "Me" and "Them"; each quoted passage appears in a "Them" segment and is attributed to Mr. Lane by the Court, the parties' trial briefing or context. Sources: AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al. | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.").

ATG CAPITAL MANAGEMENT LP

What the Discovery Sanction Did Not Change

The Company asks stockholders to infer concealment from ATG's use of deleting messaging apps. The Court said its ruling did not depend on the lost messages.

COMPANY'S FALSE CLAIM 3*

"The Court sanctioned ATG for destroying evidence and ordered it to pay the Company's fees from its spoliation."
Company Presentation, slide 3

Gliksberg and Brown "moved to auto-deleting apps."
Company Presentation, slide 3

"ATG took extraordinary action to conceal its plan…"
Company Presentation, slide 18

WHAT THE RECORD SHOWS

- **Limited in scope.** As the Company admits, the award covers only "reasonable" attorneys' fees and expenses for the spoliation motion and pursuit of the resulting supplemental discovery, in an amount not yet set; not a general shifting of fees. (Company Presentation, slide 18)
- **No impact on the outcome.** The Court denied the Company's request for an adverse inference: even assuming the messages "would prove that ATG (or Gliksberg) and Brown formed a group … my conclusion would remain the same." (Mem. Op. 34 n.159)
- **An explanation in the record.** Both men testified they used Signal because of poor cell reception, and the Court's findings note a January 20 call from Mr. Gliksberg to Mr. Brown that "did not go through." (Mem. Op. 9). The call logs produced at trial reflect several dropped calls between Messrs. Gliksberg and Brown. (Call log JX 108)
- **A standard the Board does not even apply to itself.** Directors Homer and Chauhan used Telegram, set to auto-delete, for EMPD communications. Their counsel learned of Telegram use as early as April 16, yet the April 22 answers Homer and Chauhan verified under oath identified only Gmail, and the Company's May 2 supplement added only text messages. Neither identified the use of Telegram until May 6, after ATG said it would seek relief from the Court. Homer and Chauhan did not disable auto-delete until April 23, seventeen days after the litigation hold.

Why it matters to this vote

The fee award did not disturb a single holding. The Nomination Notice is valid, the rejection was a breach of the directors' fiduciary duties — and the Court said that conclusion would stand whatever the lost messages showed. Current EMPD directors also used deleting messaging apps to discuss the Company and potentially the nominations.

Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op."). Page references are to the Court's memorandum opinion | Defs.' R&Os to Pl.'s First Set of Interrogs. (Apr. 22, 2026) (JX 550), Supp. R&Os (May 2, 2026) (JX 561) and Second Supp. R&Os (May 6, 2026) (JX 567), Interrogs. 28, 30, 31 | Correspondence among counsel dated May 6–8, 2026 (JX 579), including L. Kaplin (Freshfields) email of May 7, 2026 | J. Seaman letter to Defendants' counsel dated May 10, 2026 (JX 580).

ATG CAPITAL MANAGEMENT LP

The Plan Is Set. The Question Is Who Executes It.

The Board has already committed the Company to a new strategy. What remains is who stockholders trust to oversee it.

COMPANY'S FALSE CLAIM 4*

"ATG has articulated no plan and no relevant experience for its nominees. Its proxy lists steps they 'could' consider. Every step is already done or underway."
Company Presentation, slide 3

"ATG proposes nothing the Company is not already doing"
Company Presentation, slide 22

WHAT THE RECORD SHOWS

- **The Company is committed.** By its own account, $85M across two AI data center investments: $65M for a 25% interest in a Midwest facility — with the lease still under a non-binding letter of intent and first payments expected in early 2027 — and $20M in Cardinal Data Power, closed July 20, 2026. (Company Presentation, slide 12)
- **Stockholders had no say.** The Board moved from a bitcoin treasury to minority data center investments in June and July 2026, after the nomination deadline and mid- proxy contest. Stockholders had no say on the Board's composition before this pivotal strategy changed.
- **What is left is oversight** — of the continuing Company, specifically regarding its related-party dealings, leverage, capital allocation and the independence of the advice the Board relies on.
    - On a fairness opinion for a potential transaction, Mr. Lane told the Board: "we would tell them what we think, and they would likely, probably, you know, back into our analysis." (JX 416 at EMPD-00051402)
- **ATG's nominees would work with the full Board** on capital allocation discipline, the cost structure, and governance and transparency. And work to ensure voices other than Mr. Lane's are heard in the Boardroom.

The choice on the ballot

Fresh, independent directors with no ties to management or the July 2025 private placement — or incumbents the Court found breached their fiduciary duties to stockholders. Who represents the stockholders is a corporate governance question, and it is the one stockholders are being asked to decide.

Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al. | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.").

ATG Bears Its Own Costs, Unlike the Company

ATG CAPITAL MANAGEMENT LP

This litigation was necessary because the Board rejected the Nomination Notice and refused to engage with ATG before or after the rejection letter. ATG is bearing the cost, and cannot be reimbursed without Board approval, which is unlikely under a minority change of directors.

COMPANY'S FALSE CLAIM 5*

"ATG's stated priority is reimbursement of an estimated $9.15 million in expenses, including its litigation fees, if it wins."

Company Presentation, slide 3

ATG "walked away from a near-final settlement over its own legal fees. It owes the Company's shareholders money…"

Company Presentation, slide 30

WHAT THE RECORD SHOWS

- **ATG bears the full cost.** The entire expense of ATG's solicitation — estimated at $9.15M, including litigation fees — is being borne by ATG. Every dollar of that spend was compelled by the Board's decision to reject a compliant nomination notice.
- **Reimbursement is not ATG's goal.** The Company is falsely claiming that reimbursement is our goal to scare stockholders into voting for them. Don't be misled, the Company is twisting standard proxy statement disclosure to sway your vote. If elected, our nominees would represent a **minority** of the Board and cannot guarantee reimbursement.
- **The Board caused the litigation.** Without its rejection of the Nomination Notice — a breach of the directors' fiduciary duties — there would have been no need for litigation. The Company never responded to ATG's request to withdraw the rejection notice, forcing ATG to litigate in order to protect stockholder franchise.
- **The Board counted on the cost.** "How much money are they gonna spend to go through this battle?" — Mr. Lane, March 26, 2026 (JX 495 at EMPD-00051416)
- **The Company's own bill:** an estimated $22.5M for this contest, including nearly $12M through July 31, 2026, to a related party law firm that is lead litigation counsel for the Company. As for the "near-final settlement," the Company has not made any unconditional settlement offer or proposal approved by the Board – there are many open points other than fees.

Why it matters to this vote

The Company is using ATG's fees as a red herring and is asking stockholders to focus on a reimbursement ATG does not expect to receive — reimbursement requires approval of the full Board. On the other hand, the Company is playing with house money – specifically stockholders' and insurance money – in an ongoing attempt to defend its breach of fiduciary duties.

Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") | Letter Opinion Resolving Application for Interlocutory Review in ATG Capital Opportunities Fund LP v. Lane, et al. (Del. Ch. Sept. 15, 2026) | AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al. | Lane v. ATG Capital Opportunities Fund LP, No. 417, 2026 (Del. Sept. 18, 2026) (ORDER).

ATG CAPITAL MANAGEMENT LP

What the Company's Peer Chart Actually Shows

The Company says EMPD's decline "is not unique." Its own chart closely tells a different story.

COMPANY'S FALSE CLAIM 6* — ITS OWN FIGURES (AUG. 7, 2025 – SEPT. 15, 2026)


-35% BTC
-60% ASST
-70% BRR
-71% EMPD
-77% ALCPB
-80% SWC
-97% NAKA
-98% DDC

Grey: NAKA and DDC — both collapsed on share-count dilution, not bitcoin. Figures as shown by the Company.

WHAT THE COMPANY'S CHART ACTUALLY SHOWS

- **The bottom of the range is dilution, not bitcoin.** The Company indexes from August 7, 2025 — a week before Nakamoto (NAKA) closed its merger and before it bought any bitcoin. NAKA fell ~55% in a single day when $563M of PIPE shares, most priced at $1.12, became tradable. DDC's CEO says its goal is to "eliminate the ongoing dilution mechanics" of its convertible note. ATG believes both of these comparisons are inappropriate and included to be visual extremes weighing down the chart.
- **Set those two aside and EMPD is exactly average.** The remaining four peers average −72%; EMPD is −71% — even after buying back ~50% of its shares in what the Company calls "the largest share repurchase program in the industry."
- **Against its own asset, EMPD fell twice as far** as bitcoin (−71% vs. −35%).
- **The discount came back.** The Company says buybacks lifted its mNAV to ~0.9x — but its chart stops on June 29, 2026. Its own September 15 figures ($2.88 share price vs. $4.72 NAV per share) imply ~0.61x.
- The Company's chart fails to include Metaplanet Inc., a Japanese bitcoin DAT that has traded at a premium through much of the relevant period.

The Company chose the peers, the start date and the metric. Even on its own numbers, the record shows a Board that bought back half the share count, changed strategy mid-contest, and still trades at roughly 60 cents on the dollar of its own stated NAV. ATG believes this continuing NAV gap shows that the market still assigns a discount to EMPD management and oversight.

*Company claim: "EMPD underperformance relative to Bitcoin is not unique as many DAT's experienced significant price declines" (Company Presentation, slide 36). Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") (slides 6, 35 and 36; peer figures as presented by the Company, indexed to Aug. 7, 2025, through Sept. 15, 2026) | KindlyMD/Nakamoto merger completion, Aug. 14, 2025 (TipRanks) | "Nakamoto (NAKA) stock price drops below BTC value as PIPE equity unlocks," Yahoo Finance, Sept. 16, 2025 (PIPEs of $511.7M at $1.12 and $51.5M at $5.00; first bitcoin purchase Aug. 19, 2025) | "'I Encourage You to Exit': Bitcoin Treasury Nakamoto's Shares Plunge," Decrypt, Sept. 15, 2025 | DDC Enterprise, Chairwoman and CEO's Letter to Shareholders, Sept. 2, 2026. Peer average and mNAV calculated by ATG from the Company's figures.

Ownership Is Not the Same as Alignment

ATG CAPITAL MANAGEMENT LP

ATG believes that Mr. Lane and Empery Asset Management, LP ("EAM"), the hedge fund he founded, are not aligned with other stockholders – they hold interests and potential conflicts that no other stockholder shares.

COMPANY'S FALSE CLAIM 7*

"Directors and officers own 21.2% of the Company. The Chairman beneficially owns 17.5% and bought 1.9 million more shares in the open market in August and September 2026."
Company Presentation, slide 4

"Shareholder alignment is real."
Company Presentation, slide 30

WHAT THE RECORD SHOWS

- **Shared rent.** The Company assumed half of EAM's New York office lease on August 28, 2025 — $9,617 per month through June 2029 — with the Company and EAM jointly and severally liable.
- **Shared people.** Mr. Lane continues to provide services to EAM while serving as Co-CEO; senior roles are held at both, including the Chief Operating Officer and the Company's head of legal, who is also EAM's general counsel.
- **Related-party fees.** $11,822,729 through July 31, 2026 for legal fees for a previously undisclosed related party transaction. The Board and the Audit Committee were not told of the related party transactions before the firm was retained and only learned of this in discovery in the litigation.
- **Timed purchases.** EAM funds and Mr. Lane bought 1.9M shares only after the Board terminated the Poison Pill, reaching 17.51% by the record date — 500,000 of them the day before. Showing that rules and the pill only apply to other stockholders, and did not pose an impediment to EAM and Mr. Lane when they wanted to buy.
- **In Mr. Lane's words, on a potential strategic transaction that would put shares in passive hands:** "So them plus my hedge fund would be a substantial vote and could … beat them up." — Mr. Lane, March 16, 2026 Board meeting (JX 416 at EMPD-00051401)

Stockholders should ask themselves:

Who is more aligned with the average stockholder? An insider whose fund shares overhead costs, personnel, and counsel with the Company, and who can seemingly direct the Company to revoke defensive measures when beneficial to such fund? Or an independent outside stockholder, who has been forced to pay millions of dollars out of pocket to protect stockholder franchise?

Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm (Co-CEO/Attorney Relationship; Certain Relationships and Related Party Transactions) | Empery Digital Form 10-Q, quarter ended June 30, 2026 (filed Aug. 7, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006099/empery_i10q-063026.htm | Schedule 13D/A and Forms 4 filed by Empery Asset Management, LP and Ryan M. Lane | AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al..

ATG CAPITAL MANAGEMENT LP

The Expertise That Matters Stays on the Board

The Company says EMPD "would lose integral expertise if ATG's nominees are elected." The record tells a different story.

COMPANY'S FALSE CLAIM 8*

"EMPD would lose integral expertise if ATG's nominees are elected"
Company Presentation, slide 27

- **Lane:** capital markets expertise; "architect of the data center strategy"
- **Read:** former CEO of Pfizer; chairs the Nominating and Governance Committee
- **Chauhan:** "the Board's hands-on crypto market expertise"
- **Ólason:** "continuity from the legacy Board"

WHAT THE RECORD SHOWS

Ryan Lane	Chairs the Board the Court held breached its fiduciary duties. Every related-party arrangement in this record runs back to him: the shared lease, the shared staff and related party transaction with Empery's lead litigation counsel. The Board clearly appears to be beholden to Mr. Lane. Nevertheless, even if our nominees are elected, Mr. Lane would continue as a Co-CEO absent his resignation.
Ian Read	Does not appear to take this role seriously – testified that he chairs no committees, though the Company's filings list him as Nominating and Governance chair since August 2025. Told the Court the rejection was "not so much about the bylaws" as "suitability."
Rohan Chauhan	Rejected the Nomination Notice over ATG's bitcoin short while holding his own bitcoin shorts, which he did not disclose to the Board.
Orn Ólason	The only one of the four ever to face EMPD stockholders: 49.38% of votes cast were withheld from him at the uncontested 2025 annual meeting. A pre-DAT strategy legacy Board director whose experience is now irrelevant to the current Company.

Continuity is preserved. Five Company nominees are unopposed — including Co-CEO John Kim, Matthew Homer (whom the Company credits with digital asset and regulatory expertise) and E. Taylor Robertson, the general counsel of the Company's data center partner. Stockholders are not choosing between expertise and none. They are choosing whether four directors who took part in a breach of fiduciary duty should continue to oversee the Company.

*Company claims are quoted or paraphrased from the Company Presentation. Sources: Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (the "Company Presentation") (slides 24, 27 and 28) | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") and deposition and trial testimony therein | Empery Digital Form 10-K/A filed April 21, 2026 — sec.gov/Archives/edgar/data/1829794/000168316826003108/empery_10ka1-123125.htm | Volcon, Inc. Form 8-K reporting the results of the annual meeting held May 30, 2025.

The ATG Nominees: Independent, Experienced, Accountable

ATG CAPITAL MANAGEMENT LP

Four independent candidates, none with any role or involvement in the July 2025 private placement.

PUBLIC BOARD EXPERIENCE



James C. Elbaor

Finance, accounting and investment expertise, with public company board service

- President and Managing Partner of Marlton LLC, an investment firm, since 2017
- Led shareholder engagement at 180 Degree Capital, where deal terms improved to 110% of NAV
- Former board member, ATRM Holdings; former VP, Northeast Bancorp (Nasdaq: NBN)
- M.B.A., Columbia Business School

NAV DISCOUNT EXPERIENCE



Gabriel “Gabi” D. Gliksberg

Investment trust governance and NAV discount expertise

- Chair of Edinburgh Worldwide Investment Trust plc (LSE: EWI) since April 2026
- Former director of Tortoise Energy Independence Fund (NDP), whose discount was eliminated through ETF conversion
- Led ATG’s campaign at ProCap Financial, where ISS backed ATG’s recommendations
- Founder, ATG Capital Management

ADVISES BOARDS OF DIRECTORS



Meredith S. Kirshenbaum

Legal, governance and risk expertise, with a focus on fiduciary duties

- Principal, Labor & Employment and Litigation Groups, Goldberg Kohn Ltd., Chicago; with the firm since 2012
- Significant experience advising charter schools and their boards of directors and is well versed in directors’ fiduciary duties
- Board member, Empower Illinois and Camp for All Kids
- J.D., University of Chicago Law School

CORPORATE GOVERNANCE EXPERTISE



Aaron T. Morris

Stockholder rights and corporate governance expertise; fiduciary litigation experience

- Co-Founder and Partner, Morris Kandinov LLP, since 2019
- Director of Impax Environmental Markets plc (LSE: IEM) since June 2026
- Associate, Skadden, Arps, Slate, Meagher & Flom LLP, 2012–2019
- Vice President, Vermont Chapter of the Federal Bar Association

Once seated, each ATG nominee owes fiduciary duties to all stockholders — not to ATG.

Sources: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | ATG engagement outcomes per original ATG presentation: NDP and TURN — fund and company filings, 2024 and 2025; BRR — ATG Capital press releases dated March 12 and March 26, 2026, citing ISS Proxy Analysis & Benchmark Policy Recommendation: ProCap Financial, Inc. (March 2026).

ATG's Nominees Will Bring Skillsets the Board Needs

ATG CAPITAL MANAGEMENT LP

Represent independent voices that would strengthen the Board

SKILLS AND EXPERIENCE MISSING FROM THE BOARD		WHAT ATG'S NOMINEES WILL BRING
Independence from Mr. Lane and EAM *No related-party transactions or arrangements that could cloud a director's judgment.*	1	• **All four ATG nominees are independent** of Mr. Lane, Empery Asset Management, LP ("EAM") and the July 2025 private placement, and none is party to any related-party transactions with the Company. • **Three of the four incumbents ATG opposes** — Mr. Lane, Mr. Read and Mr. Chauhan — joined the Board in connection with the July 2025 private placement, the transaction that granted Mr. Lane and EAM significant influence over the Company.
Public company board experience *All of ATG's nominees are well-versed in board issues.*	2	• **Mr. Elbaor** is a former director of ATRM Holdings. **Mr. Gliksberg** is the current Chair of Edinburgh Worldwide Investment Trust plc (LSE: EWI) and a former director of Tortoise Energy Independence Fund. **Mr. Morris** is a current director of Impax Environmental Markets plc (LSE: IEM). • **Ms. Kirshenbaum** has significant experience advising boards of directors of charter schools. Steeped in corporate governance, compliance and other issues boards of directors face. • **Among the incumbents ATG opposes, only Mr. Read** has prior public company board experience; Messrs. Lane, Chauhan and Ólason have ***never*** held a public company board seat before joining this Board.
Corporate governance and fiduciary oversight *ATG's slate includes two lawyers who regularly advise on fiduciary duties and two investors with strong corporate governance records.*	3	• **Ms. Kirshenbaum and Mr. Morris** are lawyers whose practices include advising on board duties, corporate governance and stockholder rights. **Mr. Elbaor and Mr. Gliksberg** have strong records of advocating for proper corporate governance, including: board declassification at Texas Pacific Land and Civeo, ETF conversion at Tortoise, improved terms at 180 Degree Capital and ISS support at ProCap Financial. • **The four incumbents ATG opposes** unanimously approved the rejection the Court held was a breach of fiduciary duty. The chair of the Nominating and Governance Committee testified he did not know he chaired it; the two others rejected the Nomination Notice without independently reviewing or even reading the Nomination Notice.
Closed-end fund and discount-to-NAV experience *Independent experience with these issues.*	4	• **EMPD has traded below the value of its own assets since its pivot to a DAT in 2025.** Three of ATG's nominees have direct experience with discounted closed-end funds and trusts, including the ETF conversion that eliminated the discount at Tortoise Energy and instigating improved terms to 110% of NAV at 180 Degree Capital. • **ATG is aware of no comparable experience** among the four incumbent directors it opposes.

Why it matters to this vote

ATG is not asking stockholders to replace this Board. It is asking them to add four directors who will bring the skillsets that ATG believes this Board lacks: independence from Mr. Lane and EAM, public company board experience, a record of governance oversight and NAV discount experience.

*Excluding current service on EMPD's board of directors.

Sources: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | Empery Digital investor presentation filed as DEFA14A on Sept. 17, 2026 (slides 25, 26, 27 and 28) | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0349-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) and the deposition and trial testimony therein | ATG engagement outcomes per ATG Capital's September 2026 investor presentation: TPL — SEC no-action correspondence and 2021 annual meeting results; CVEO — Civeo 2024 definitive proxy statement; NDP and TURN — fund and company filings, 2024 and 2025; BRR — ATG Capital press releases dated March 12 and March 26, 2026.

Four Independent Directors, Not a Change of Control

ATG CAPITAL MANAGEMENT LP

Elbaor · Gliksberg · Kirshenbaum · Morris

Why four seats is proportionate

- Five incumbents remain unopposed, preserving institutional knowledge and continuity
- Four of nine is an independent voice in, not control of, the boardroom: ATG's nominees would have to persuade their colleagues to take any action
- No change of control; no compensation or debt triggers
- Three of the four incumbents that ATG opposes have never been elected by EMPD stockholders

On independence

- Independence under Nasdaq rules is measured by a director's relationships with the Company and its management. While ATG believes each nominee is independent, the final determination rests with the Board
- None of ATG's nominees had any role in the July 2025 private placement, and none has a relationship with management
- Once seated, ATG's nominees owe fiduciary duties to all stockholders — not to ATG
- In ATG's view, the relationships that matter most for oversight at EMPD are internal related party transactions: shared rent, people and lawyers with EAM, and $11.8M to a firm connected to the Chairman and Co-CEO
    - ATG believes that these related party transactions require independent review – the Company's own proxy statements admits that "they were not conducted on an arm's length basis"

The ask on Proposal 1

Vote FOR ATG's four nominees and FOR the five unopposed Company nominees on the GOLD universal proxy card. Stockholders may vote for up to nine nominees in total; marking more than nine invalidates all director votes.

Sources: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | Independence determinations per Empery Digital DEFC14A (filed Sept. 3, 2026) — sec.gov/Archives/edgar/data/1829794/000168316826006915/empery_defc14a.htm | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") | Volcon, Inc. DEF 14A, annual meeting held May 30, 2025.

How This Contest Came About

ATG CAPITAL MANAGEMENT LP

Selected events, January to September 2026, from the parties' filings, the Board's own transcripts and the Court's opinion.

Jan 26	ATG files a Schedule 13D disclosing 5.6%; builds to 12.3% by February 4
Feb 2	Mr. Lane tells the Board the Poison Pill is "necessary in order for the board to remain in its position"
Feb 3	Company announces the Poison Pill with a 12.5% trigger
Feb 5–6	ATG's counsel requests and holds a call; conveys ATG's view that Board composition must change
Feb 12	Company's counsel: the Board does not believe change to its composition is warranted
Feb 26	ATG Fund delivers its Nomination Notice
Mar 16	Mr. Lane recommends rejection, calling the case against ATG "a coin toss"
Mar 26	Board rejects the Nomination Notice after "thr[owing] the kitchen sink" into the rejection letter
Mar 29	ATG Fund responds to rejection letter in effort to avoid litigation. Company never responds.
Apr 2	ATG files its verified complaint in the Court
Jun 30 / Jul 23	Company announces its data center investments
Jul 6	Board terminates the Poison Pill, ahead of its February 2, 2027 expiration
Aug 28	Court holds the rejection was inequitable and a breach of the directors' fiduciary duties
Sep 4	ATG withdraws five nominees, reducing its slate to four of nine seats
Sep 14	Court of Chancery denies the Company's application for interlocutory review
Sep 18	Delaware Supreme Court accepts the director defendants' interlocutory appeal, on an expedited basis

The Poison Pill came before the first substantive conversation. The refusal to consider change came before the Nomination Notice. The Court — not the Board — restored stockholders' choice.

All dates 2026. Sources: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm | AI-generated transcripts of Empery Digital Board meetings held Feb. 2, 2026 (JX 203), Mar. 16, 2026 (JX 416) and Mar. 26, 2026 (JX 495), trial exhibits in ATG Capital Opportunities Fund LP v. Lane, et al. | ATG Capital Opportunities Fund LP v. Lane, et al., C.A. No. 2026-0447-LWW (Del. Ch. Aug. 28, 2026) (Will, V.C.) ("Mem. Op.") | Letter Opinion Resolving Application for Interlocutory Review in ATG Capital Opportunities Fund LP v. Lane, et al. (Del. Ch. Sept. 15, 2026) | Lane v. ATG Capital Opportunities Fund LP, No. 417, 2026 (Del. Sept. 18, 2026) (ORDER).

ATG CAPITAL MANAGEMENT LP

Our Request

Proposal 1	FOR the four ATG nominees	Elbaor · Gliksberg · Kirshenbaum · Morris
Proposal 1	FOR the five unopposed Company nominees	Kim · Homer · Foster · Solgaard · Robertson
Proposal 2	AGAINST the 2025 Equity Incentive Plan	Dilution and vesting disconnected from performance
Proposal 3	FOR ratification of MaloneBailey, LLP	ATG supports the Company on this proposal

VOTE THE GOLD UNIVERSAL PROXY CARD

IMPORTANT:
Stockholders may vote for up to nine nominees in total. Marking more than nine invalidates all director votes. Only your latest-dated card counts.

Questions? Contact Saratoga Proxy Consulting LLC at (888) 368-0379 or info@saratogaproxy.com.

Source: ATG Fund DEFC14A (filed Sept. 4, 2026) — sec.gov/Archives/edgar/data/1829794/000092189526002480/defc14a13914005_09042026.htm.